UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the extraordinary general meeting of shareholders of the Company scheduled for January 24, 2023.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: December 20, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on January 24, 2023

The Extraordinary General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, on January 24, 2023, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.
To approve a grant of restricted share units ("RSUs"), each with respect to one American Depository Share (“ADS”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to the non-executive directors of the Company; and

2.	To approve an increase in the Company’s authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on December 19, 2022, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope to be provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their Ordinary Shares to ADSs, may vote in the General Meeting in person or vote through the enclosed proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than Tuesday, January 24, 2023 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the record date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

ADS holders should return their proxies by the date set forth on the form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than Sunday, January 15, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Dror Ben-Asher
Chairman of the Board of Directors
Tel-Aviv, Israel
December 12, 2022

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held On January 24, 2023

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “General Meeting”), to be held on Tuesday, January 24, 2023, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.
To approve a grant of restricted share units ("RSUs"), each with respect to one American Depository Share (“ADS”) (each representing 10 Ordinary Shares) of the Company to non-executive directors of the Company; and

2.	To approve an increase in the Company’s authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than December 26, 2022, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs and Ordinary Shares of record at the close of business on December 19, 2022, shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on December 16, 2022, the Company had outstanding 912,040,534 Ordinary Shares (represented by 91,204,053 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs and Ordinary Shares together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs and Ordinary Shares may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their Ordinary Shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than Tuesday, January 24, 2023 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the December 19, 2022, the record date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs and Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs and Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about December 20, 2022. In addition to solicitation of proxies to holders of ADSs and Ordinary Shares by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs or Ordinary Shares. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than January 15, 2023.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

+ 1 (866) 581-1392 (toll-free in North America)
+1 (917) 813-1257 (collect outside of North America)
e-mail: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1

GRANT OF RSUs TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant RSUs each with respect to one ADS of the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly.

The Compensation Committee and Board of Directors have approved the proposed grant of RSUs in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

Below are summaries of the background and qualifications of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly.

Eric Swenden has served as a member of the Company’s Board of Directors since May 2010 and has served on its Audit Committee since December 2015. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of the Company’s Board of Directors since December 2009. As the founding member of DermAsap, a full service dermatology practice in greater Boston, Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist and Mohs surgeon, with over 35 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Ofer Tsimchi has served as a director on the Company’s Board of Directors, a member of its Audit Committee and the Chairman of its Compensation Committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Caesarstone Ltd., Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Alla Felder has served as a director on the Company’s board of directors and a Chair of its Audit Committee and a member of its Compensation Committee since May 2019. Ms. Felder currently serves as a director in numerous publicly listed leading Israeli companies across several industries, such as Ashtrom Properties Ltd., Israel Shipyards Ltd, Carmit Industries Ltd. Biolight Ltd. Photomyne Ltd. and IdoMoo Ltd. Ms. Felder also serves as the CFO of Weebit Nano Ltd, a high-tech company traded on the Australian stock exchange (ASX), and also provide financial and business advisory Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

Dr. Shmuel Cabilly has served as a member of the Company’s Board of Directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., and Minovia Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

The proposal would grant to each of Mr. Eric Swenden Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly RSUs with respect to 10,000 ADSs of the Company. The RSUs would vest quarterly over three (3) years in equal parts. The vesting commencement date of each of Mr. Eric Swenden Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly would be as of July 1, 2022, and the RSUs will become fully vested, in accordance with the terms of the grant, on June 30, 2025.

 The equity grants and related terms would be in accordance with the Company's Amended and Restated Award Plan (2010), as amended. The proposed equity grant to each of the directors represents 0.01% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs with respect to 10,000 ADSs of the Company to each of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE RSUs GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 2

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 16,000,000, consisting of (i) 1,594,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. As of December 16, 2022, the Company had approximately 84,966,940 Ordinary Shares (the equivalent of 8,496,694 ADSs) available for future issuance after taking into account the shares available for issuance under existing warrants, options and RSUs. The remaining cap available for future issuances consists of approximately 5.3% of its current authorized share capital.

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 84,000,000 such that the authorized share capital shall be NIS 100,000,000, consisting of (i) 9,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 999,400,000 ADSs), and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. The Board of Directors believes that, in light of the steep decrease in the Company’s share price on the Nasdaq Stock Market and the overall decrease in the market price of securities of biotechnology companies in the U.S., the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company's business, to execute potential acquisitions, or to make future grants under the Company's Amended and Restated Award Plan (2010), as amended.

Upon approval by shareholders, the first sentence of section 7.1 of the Company’s Articles of Association shall be amended to read as follows: “The Company's registered share capital is NIS 100,000,000, divided into (i) 9,994,000,000 registered ordinary shares of NIS 0.01 par value each (hereinafter: "share", "ordinary share", "shares" or "ordinary shares", as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares").”

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company from NIS 16,000,000, consisting of (i) 1,594,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share, to NIS 100,000,000, consisting of (i) 9,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: December 20, 2022